GENCO RESOURCES LTD.

OFFICER'S CERTIFICATE
Pursuant to Section 2.20 of National Instrument 54-101 (the "Instrument")

I, Wayne Moorhouse, Chief Financial Officer and Corporate Secretary of Genco Resources Ltd. (the "**Company**"), hereby certify for and on behalf of the Company in my capacity as an officer of the Company, and not in my personal capacity and without personal liability, that:

(a) the Company has arranged to have its proxy-related materials for the special meeting of the holders of common shares of the Company to be held on November 9, 2010 (the "**Special Meeting**") sent in compliance with the Instrument to all beneficial owners of common shares of the Company at least 21 days before the date fixed for the Special Meeting;

(b) the Company has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c) the Company is relying upon Section 2.20 of the Instrument.

DATED this 14 day of October, 2010.

Wayne Moorhouse
Chief Financial Officer
and Corporate Secretary